AB Volvo

Press Information

Volvo - nine months ended September 30, 2003

	Third quarter		First nine months
	2003	2002	2003	2002

Net sales, SEK M	40 511	41 524	126 035	131 203
Operating income, SEK M	1 617	817	4 768	2 014
Income after financial items, SEK M	1 298	584	4 098	1 276
Net income, SEK M	956	421	3 184	755
Sales growth, %	(2.4)	0.9	(3.9)	(0.6)
Income per share, SEK	2.30	1.00	7.60	1.80
Return on shareholders' equity during most recent 12 months period, %			5.0	0.3

  The new Volvo NH and Volvo VM trucks have been introduced in South America. In addition, Volvo Penta launched a completely new product offering for leisure boats.

  Net sales for the third quarter 2003 amounted to SEK 40,511 M (41,524).

  Strong improvement in truck operations due to improved results in North America and a favorable earnings trend in Europe within both Renault Trucks and Volvo Trucks.

  Net income increased to SEK 956 M (421) in the third quarter.

  Income per share for the third quarter amounted to SEK 2.30 (1.00). Income per share for the most recent 12-month period was SEK 9.10.

  Cash flow after net investments excluding Financial Services was negative in an amount of SEK 0.8 billion in the third quarter (negative: 0.9).

Comments by the Chief Executive Officer

Despite low demand in key markets, the Volvo Group doubled operating income in the third quarter, compared with the corresponding period in 2002. Our strong product programs, increased efficiency and positive synergy effects are the main reasons for the improved profitability.

The new product lines from Volvo Trucks, Volvo CE and Volvo Penta continued to strengthen our positions and contributed to maintaining sales in several important markets. Volvo CE had a strong quarter and increased sales by 11 percent, which adjusted for currency effects is equivalent to organic growth of more than 15 percent.

We continued to enlarge our product lines in the third quarter. Volvo Trucks broadened the customer offer in Brazil by introducing a new truck in the 17-23 ton class, the Volvo VM. In the heavy segment, it completed the new global product program by launching the Volvo NH in South America. Volvo Penta started deliveries of the new medium engine program for marine leisure craft from our plant in Vara in Sweden. Renault Trucks, which successfully continued to improve profitability and performance, launched a new light truck, the new generation of the Renault Master.

The major restructuring of the North American truck operation, that we have been implementing for more than two years, has been successful and resulted in improved performance for both Volvo Trucks and Mack in difficult market conditions. In addition to already completed changes, we have decided to concentrate assembly of the next-generation diesel engines for the North American market to our existing plant in Hagerstown, Maryland.

Financial Services continued its favorable trend in the third quarter. The customer finance operations are producing stable results and have gradually improved profitability during the past years.

We are delighted to see that Buses' cash flow activities generated a positive result during the third quarter. Earnings remained unsatisfactory, however, and capacity is being adjusted to lower demand, with a focus on Europe and South America. Volvo Aero continued to adjust to the weak air traffic market.

We continue to increase focus on our distribution and customer service. The optimization of the North American truck dealer network is proceeding successfully and has resulted in considerably higher satisfaction within Volvo Trucks' dealer network. In Europe, Volvo Trucks, Volvo CE and Financial Services are well underway to integrate and reinforce the former Bilia dealer network that we acquired in the quarter.

We have also decided to distribute and serve Volvo buses in France through Renault Trucks and its dealer and after-sales network. Preparations for this have started.

We do see signs of a more stable market trend, and the current forecast for the full year is that the total market for heavy trucks in Western Europe will be in line with the preceding year, at about 214,000 trucks for 2003. This reflects an upward adjustment compared with our previous forecast of approximately 200,000. However, we still expect a market of approximately 170,000 in North America.

As a whole, the Group developed favorably in the third quarter. It is gratifying that our new products have been well received and our profitability improved. We will continue to concentrate considerable energy on developing our distribution channels and maintaining our focus on cash flow activities.

Leif Johansson

Significant events during the third quarter of 2003

Volvo Trucks introduces new truck models

Volvo Trucks recently launched the new Volvo NH in Brazil. This was the ninth new model that the company has presented during the past three years. With the launch of the Volvo NH, the company's global product range has now been completely renewed. The launch of the Volvo NH is accompanied by the introduction of the new Volvo FH and Volvo FM in South America. This marks the total renewal of the entire Volvo truck range in South America. Earlier in September the Volvo VM - a new medium-heavy truck in the 17 to 23-ton segment - was introduced.

The Volvo NH is a conventional truck that was first introduced in 1999. It has been developed for the South American market and is built in Brazil. Volvo Trucks has operated in Brazil for more than 25 years, and the factory in Curitiba manufactures both cabs and engines for trucks.

The Volvo VM has been developed to meet the South American customers' demand for a truck for regional distribution and urban operations. The new Volvo VM can be delivered with a fully-built body directly from the factory in Curitiba. About 75-80 percent of the components in the new model are made locally in Brazil. The Volvo VM comes with a choice of two engines producing 210 and 240 horsepower, respectively. The new truck is the first to take advantage of the Volvo Group's increased scale, where some components are shared with other truck brands.

Volvo Penta introduces new products

Volvo Penta is launching a new generation of medium-heavy diesel engines for leisure boats. The new electronic diesel engines, the D4 at 210 hp and the D6 at 310 hp, are newly developed and feature a number of new technical solutions that make the engines faster, more powerful, cleaner and quieter than their predecessors.

The engines are manufactured in Volvo Penta's engine plant in Vara, Sweden, which is the world's only plant for volume production of diesel engines developed solely for marine applications.

In addition to the diesel engines produced in Vara, Volvo Penta is also launching the new 130- or 160-hp D3 diesel engine and the new D2-75 hp engine for sailing yachts. The D3 engine is based on Volvo Cars' successful diesel engine, which has attracted substantial attention due to its good performance features. Volvo Penta is now producing a marine diesel version of the same engine. The D3 is an aluminum engine, equipped with common-rail direct injection and with a very high torque. It will be introduced in two output range versions, 160 and 130 hp. The D3 engine will be used in center-consul boats, smaller day cruisers and in walk-around boats in the size class of about 20 to 24 feet in a single installation and 25 to 28 feet in a twin installation. The D3 will also be an alternative to outboard engines.

Renault Trucks launches the new Renault Master

The Renault Master features a new exterior, a new interior, new engines and improved performance. The new Renault Master is accompanied by a new service offering designed according to the customer's trade, which will enable Renault Trucks to reinforce and improve its market share in the less than 3.5-ton segment. Furthermore, the user of the Renault Master benefits from a network of specialists in utility vehicles, consisting of 1,350 sales and service points in Europe.

Volvo's acquisition of the truck and construction equipment business of Bilia completed

The acquisition of the truck and construction equipment operations of Bilia was completed in the third quarter through the exchange of Volvo's 43% holding in Bilia for 100% of the shares in the acquired operations. Bilia is a leading service supplier and reseller of Volvo trucks and construction equipment. The acquired operations were consolidated in the Volvo Group as of July 2003. The acquisition cost of the shares has been determined to approximately SEK 0.9 billion. The goodwill arising from this transaction has preliminary been estimated to SEK 0.7 billion.

AB Volvo to be delisted from the stock exchanges in Frankfurt, Hamburg and Düsseldorf

The Board of AB Volvo has decided to apply to be delisted from the stock exchanges in Frankfurt, Düsseldorf and Hamburg. Volvo was first listed on the German exchanges in 1974. The delisting from the three stock exchanges is expected to be effective in the autumn of 2004.

Volvo Environment Prize recognizes efforts to alleviate poverty

The 2003 Volvo Environment Prize is being awarded to two pioneers who placed people and their need in focus. Madhav Gadgil from India and Mohammad Yunus from Bangladesh have each in his respective field created new models for understanding and transforming the relationships between poverty, development and the environment. The Volvo Environment Prize was established in 1989 and amounts to SEK 1.5 million that will be divided between the recipients. Over the years, the prize has recognized pioneering research on most aspects of sustainable development.

Volvo's nomination committee

In April, the Annual General Meeting resolved to authorize the Board Chairman to appoint a nomination committee comprising three members from among the representatives of the Company's three largest owners, in terms of voting rights, plus one member representing the small shareholders in the Company. The nomination committee which was appointed during the third quarter 2003 and for the period up to the next Annual General Meeting, comprises Lars Ramqvist, Chairman of the Board, Shemaya Lévy, Renault, Marianne Nilsson, Robur, Lars Otterbeck, Alecta and Bengt Hane representing shareholders with smaller holdings. Lars Otterbeck has been appointed chairman of the committee.

Significant events earlier in 2003

Volvo Aero signs new contracts

Volvo Aero signed an agreement with German MTU Aero Engines to manufacture components for the GP 7000, an engine intended for Airbus's forthcoming A380 jumbo jet. Boeing and Volvo Aero have extended their Marketing and Distribution Agreement through December 2009. Under this Agreement, Volvo Aero Services will continue to market and sell Boeing Surplus Inventory for commercial aircraft in addition to developing new joint customer offerings. Volvo Aero has also signed a contract with SAS Group covering engine overhaul of JT8D engines in SAS/Spanair's fleet of MD80 aircraft. In addition, Volvo Aero has signed two contracts, with a combined value of more than SEK 280 M, covering overhaul of JT9D engines.

Volvo Trucks and Sistema start production of heavy trucks in Russia

Volvo Trucks became the first Western truck manufacturer to start production under its own name in Russia. This move is the result of a joint venture with Russian partner AFK Sistema. The new assembly facility for heavy trucks was inaugurated on March 20, in Zelenograd, just north of Moscow.

Volvo CE starts production of excavators in China

The first Volvo Excavator built in Volvo CE's new factory located in the Pudong area outside Shanghai in China left the production line in the beginning of April. The new factory will have a production capacity of a couple of thousand units per year.

Volvo CE acquires dealer L.B. Smith in the US

On May 2, Volvo Construction Equipment purchased the assets associated with the Volvo distribution business of L.B. Smith, Inc., its largest dealer in the US.

Introduction of the New Volvo FH16

On June 5, Volvo Trucks presented the new Volvo FH16. The Volvo FH16 is developed to meet the trend for heavier, longer truck combinations and higher engine performance as transport volumes continue to increase in Europe. The new Volvo FH16 is equipped with an all-new 16-liter engine, available with a choice of two power outputs, 610 and 550 horse powers.

Volvo starts assembly of trucks in China

On June 9, Volvo Trucks signed a Joint Venture agreement with China National Heavy Truck Corporation for production of trucks. Production is planned to commence during the first quarter of 2004.

AB Volvo delisted from the Brussels Stock Exchange

On June 16, the Volvo share was delisted from the First Market of the Euronext Brussels Stock Exchange following an earlier application from AB Volvo. As of June 17, 2003 Bank Brussels Lambert (BBL) provides for a listing of Volvo's international depositary receipt on the Trading Facility market.

The Volvo Group - 2003

Net sales

Net sales of the Volvo Group for the third quarter of 2003 amounted to SEK 40,511 M, compared with SEK 41,524 M in 2002. This represents an increase of 3% adjusted for changes in currency rates.

Net sales of Trucks amounted to SEK 26,925 M in the third quarter of 2003, unchanged adjusted for currency effects compared with the year-earlier period. Deliveries in Western Europe were down 12% and deliveries in North America decreased to 8,250 vehicles (11,043). In Asia the number of invoiced trucks increased by 49% to 3,289 units, mainly as a result of high deliveries to Iran.

Net sales of Volvo CE and Volvo Penta for the third quarter of 2003 increased by 16% and 13%, respectively, adjusted for currency effects, thus reflecting strong organic growth. Net sales for Buses amounted to SEK 2,824 M, up 8% adjusted for currency effects. Volvo Aero's sales were up by 1%.

During the first nine months, the Group's net sales in Western Europe increased by 3%, partly as a result of the production changeover to the Volvo FH/FM trucks in the first quarter of 2002. Net sales in North America were down 20% in the first nine months due to lower USD exchange rates and lower deliveries of Mack trucks. Sales in South America declined 10%, while growth was noted in Eastern Europe and Asia.

The distribution of net sales by market is further specified in the table below:
Net sales by market area	Third quarter		First nine months		Change
SEK M	2003	2002	2003	2002	in %	% of total
Western Europe	21 047	20 292	69 202	67 059	+3	55
Eastern Europe	2 079	1 791	5 819	5 055	+15	5
North America	10 490	13 177	31 487	39 406	-20	25
South America	1 244	1 059	3 156	3 509	-10	3
Asia	3 637	2 940	10 387	8 932	+16	8
Other markets	2 014	2 265	5 984	7 242	-17	5
Total	40 511	41 524	126 035	131 203	(4)	100

Operating income

Operating income almost doubled for the third quarter of 2003 compared with the year-earlier period, and amounted to SEK 1,617 M (817).

Trucks' operating income for the third quarter of 2003 was SEK 944 M (673). The improvement across the three truck brands, Mack, Renault and Volvo, is largely related to increased margins due to price realization and cost rationalization. Earnings improved in North America, where profitability developed favorably for both Volvo and Mack despite adverse market conditions. In Europe, Volvo Trucks' strong performance continued and both Renault Trucks and Volvo Trucks reported improved earnings. Operating income was negatively affected by increased provisions for internal profit related to the Bilia acquisition of approximately SEK 85 M.

Volvo CE reported a strong third quarter, with operating income amounting to SEK 210 M (120). Earnings within Buses continued to be unsatisfactory, and the operating loss amounted to SEK 93 M for the quarter, compared with an operating loss of SEK 84 M in the year-earlier period. Earnings for Volvo Penta remained favorable, with an operating income of SEK 153 M in the third quarter of 2003 (117), and an operating margin of 8.5%. Volvo Aero's operating loss declined to SEK 2 M compared with a loss of SEK 72 M in the year-earlier period. Financial Services operating income rose to SEK 242 M (126) in the third quarter. Operating income for other operations in the third quarter amounted to SEK 163 M (loss: 63). The improvement is attributable to a capital gain from the divestment of the holding in Bilia of SEK 188 M. The capital gain was partly offset by increased provisions for internal profit of about SEK 100 M, charged to operating income in Trucks and Volvo CE.

Operating income for the Group in the third quarter of 2003 included capitalization of development costs, net of amortization, and totaled SEK 17 M compared with SEK 289 M in the year-earlier period.

Other operating income was SEK 185 M in the third quarter (expense: 378). The effect is mainly attributable to forward exchange contracts. However, the total effect on operating income from changed exchange rates was negative in an amount of about SEK 300 M, compared with the year-earlier period.

Operating income by business area is further specified in the table below:

Operating income	Third quarter		First nine months
SEK M	2003	2002	2003	2002
Trucks	944	673	2 494	682
Buses	(93)	(84)	(265)	(127)
Construction Equipment	210	120	775	453
Volvo Penta	153	117	524	488
Volvo Aero	(2)	(72)	3	46
Financial Services	242	126	675	361
Other	163	(63)	562	111
Operating income	1 617	817	4 768	2 014

Net interest expense

Net interest expense for the third quarter 2003 amounted to SEK 262 M, compared with SEK 170 M during the second quarter this year. The higher net interest expense was mainly explained by lower yield on financial assets and higher net financial debt due to negative cash flow and the acquisition of Bilia's truck and construction equipment operations.

Taxes

During the third quarter of 2003, a tax expense of SEK 327 M was reported (158), mainly relating to current tax expenses in subsidiaries outside Sweden.

Consolidated income statements	Third quarter		First nine months
SEK M	2003	2002	2003	2002
Net sales	40 511	41 524	126 035	131 203
Cost of sales	(32 528)	(34 090)	(101 840)	(107 855)
Gross income	7 983	7 434	24 195	23 348
Research and development expenses	(1 683)	(1 335)	(5 116)	(4 213)
Selling expenses	(3 960)	(3 612)	(11 346)	(11 196)
Administrative expenses	(1 285)	(1 474)	(3 871)	(4 206)
Other operating income and expenses	185	(378)	(398)	(2 430)
Income from Financial Services*	242	126	675	361
Income from investments in associated companies	163	59	168	28
Income from other investments	(28)	(3)	461	322
Operating income	1 617	817	4 768	2 014
Interest income and similar credits	255	308	921	887
Interest expenses and similar charges	(517)	(428)	(1 520)	(1 442)
Other financial income and expenses	(57)	(113)	(71)	(183)
Income after financial items	1 298	584	4 098	1 276
Taxes	(327)	(158)	(892)	(488)
Minority interests in net (income) loss	(15)	(5)	(22)	(33)
Net income	956	421	3 184	755

Income per share, SEK	2.30	1.00	7.60	1.80
* Financial Services reported in accordance with the equity method.

Key operating ratios, Volvo Group	Third quarter		First nine months
%	2003	2002	2003	2002
Sales growth	(2.4)	0.9	(3.9)	(0.6)
Gross margin	19.7	17.9	19.2	17.8
Research and development expenses in % of net sales	4.2	3.2	4.1	3.2
Selling expenses in % of net sales	9.8	8.7	9.0	8.5
Administrative expenses in % of net sales	3.2	3.5	3.1	3.2
Operating margin	4.0	2.0	3.8	1.5

Condensed income statement - Financial Services	Third quarter		First nine months
SEK M	2003	2002	2003	2002
Net sales	2 309	2 432	6 860	7 315
Income after financial items	242	126	675	361
Taxes	29	(40)	(88)	(102)
Net income	271	86	587	259

Key ratios - Financial Services			Sept 30	Dec 31
12 months figures unless otherwise stated			2003	2002
Return on shareholders' equity, %			9.0	4.8
Equity ratio at end of period, %			12.2	10.8
Asset growth first nine months 2003 and full year 2002, %			(6.7)	(5.7)

Consolidated balance sheets	Volvo Group excl				Volvo Group
	Financial Services 1)		Financial Services	total
	Sept 30	Dec 31	Sept 30	Dec 31	Sept 30	Dec 31
SEK M	2003	2002	2003	2002	2003	2002
Assets
Intangible assets	16 683	16 919	100	126	16 783	17 045
Property, plant and equipment	27 301	27 789	3 479	3 010	30 780	30 799
Assets under operating leases	8 583	11 155	11 953	13 284	19 684	23 525
Shares and participations	34 195	34 750	232	236	26 558	27 492
Long-term customer finance receivables	50	55	25 495	25 348	25 250	25 207
Long-term interest-bearing receivables	3 061	4 189	5	7	3 066	4 188
Other long-term receivables	8 771	8 489	49	47	8 525	8 297
Inventories	28 453	27 564	555	741	29 008	28 305
Short-term customer finance receivables	62	44	20 528	22 700	20 232	21 791
Short-term interest bearing receivables	6 420	4 306	0	0	4 231	1 302
Other short-term receivables	24 886	25 767	1 367	2 126	25 236	25 693
Marketable securities	19 825	16 570	116	137	19 941	16 707
Cash and bank	5 994	7 584	804	1 602	6 396	8 871
Total assets	184 284	185 181	64 683	69 364	235 690	239 222

Shareholders' equity and liabilities
Shareholders' equity	75 713	78 278	7 869	7 494	75 713	78 278
Minority interests	231	247	0	0	231	247
Provisions for post-employment benefits	15 110	16 218	24	18	15 134	16 236
Other provisions	13 774	13 893	2 065	2 828	15 839	16 721
Loans	29 792	22 494	50 856	54 270	77 618	72 437
Other liabilities	49 664	54 051	3 869	4 754	51 155	55 303
Shareholders' equity and liabilities	184 284	185 181	64 683	69 364	235 690	239 222

1) Financial Services reported in accordance with the equity method.

Balance sheet

At the end of the third quarter 2003 the Volvo Group's total assets amounted to SEK 235.7 billion, a decrease of SEK 3.5 billion since year-end 2002. Total assets declined by SEK 11.4 billion due to changes in currency rates, which was partly offset by an increase of SEK 4.1 billion related to changes in the Group structure, mainly due to the acquisition of Bilia's truck and construction equipment operations. Total assets further rose by SEK 3.4 billion as a consequence of the adoption of new accounting principles for derivative instruments, see further on page 21.

Shareholders' equity and minority interests amounted to SEK 75.9 billion, corresponding to 41.2 % of total assets, excluding Financial Services. Changes in shareholders' equity during 2003 are specified in the table on page 9.

The Group's net financial debt at September 30, 2003, amounted to SEK 9.6 billion, which corresponded to 12.6 % of Shareholders' equity and minority interests. A specification of all changes in the net financial position is included in the table on page 9.

Changes in Net financial position, SEK bn	Third quarter		First nine months
Beginning of period		(8.8)		(6.1)
Cash flow from operating activities	0.6		3.7
Investments in fixed assets, net	(1.3)		(4.0)
Customer Finance receivables, net	0.0		0.0
Investments in shares, net	(0.1)		(0.1)
Acquired and divested operations	0.0		0.1
Cash-flow after net investments, excluding Financial Services		(0.8)		(0.3)
Change in provision for post-employment benefits*		0.8		(1.0)
Debt in acquired operations from Bilia		(1.2)		(1.2)
Dividend paid to AB Volvo shareholders		0.0		(3.4)
Currency effect		0.6		2.5
Other		(0.2)		(0.1)
Total change		(0.8)		(3.5)
Net financial position at end of period		(9.6)		(9.6)

* Includes adoption to new accounting standards, which increased the provisions for post-employment benefits by 1.8 billion and contribution to US pension plans, which reduced the provision by 0.8 billion.

Key ratios	Sep 30	Dec 31
12 month figures unless otherwise stated	2003	2002
Income per share, SEK	9.10	3.30
Return on shareholders' equity,%	5.0	1.7
Net financial position at end of period, SEK billion	(9.6)	(6.1)
Net financial position at end of period as percentage of shareholders' equity and minority interests	(12.6)	(7.7)
Shareholders' equity and minority interests at end of period as percentage of total assets	32.2	32.8
Shareholders' equity and minority interests as percentage of total assets, excluding Financial Services	41.2	42.4

Changes in shareholders' equity	Jan - Sep
SEK bn	2003	2002
Beginning of period	78.3	85.2
Translation differences	(0.7)	(2.3)
Transition impact of new accounting standards for pensions and other post-employment benefits	(1.8)	-
Dividend to Volvo's shareholders	(3.4)	(3.4)
Net income	3.2	0.8
Other changes	0.1	(0.3)
Balance at end of period	75.7	80.0

	Sep 30	Dec 31
Number of Volvo shares, million	2003	2002
Number of shares outstanding	419.4	419.4
Average number of shares outstanding during the period	419.4	419.4
Company shares held by AB Volvo	22.1	22.1

Cash flow statement	Third quarter		First nine months
SEK bn	2003	2002	2003	2002
Operating activities
Operating income *	1.4	0.7	4.1	1.7
Add depreciation and amortization	1.9	2.0	5.4	6.1
Other non-cash items	(0.2)	0.3	0.0	0.9
Change in working capital	(2.1)	(1.8)	(5.1)	(4.1)
Financial items and income taxes paid	(0.4)	(0.4)	(0.7)	(0.6)
Cash flow from operating activities	0.6	0.8	3.7	4.0

Investing activities
Investments in fixed assets	(1.4)	(1.5)	(4.4)	(4.6)
Investment in leasing vehicles	0.0	(0.2)	0.0	(0.3)
Disposals of fixed assets and leasing vehicles	0.1	0.1	0.4	0.8
Customer Finance receivables, net	0.0	0.0	0.0	0.0
Investments in shares, net	(0.1)	(0.1)	(0.1)	(0.1)
Acquired and divested operations	0.0	0.0	0.1	0.0
Cash-flow after net investments excl Financial Services	(0.8)	(0.9)	(0.3)	(0.2)

Cash-flow after net investments, Financial Services	0.7	(0.4)	(1.2)	(2.6)

Cash-flow after net investments, Volvo Group total	(0.1)	(1.3)	(1.5)	(2.8)

Financing activities
Change in loans, net	0.3	(0.5)	5.3	2.2
Loans to external parties, net	0.6	0.6	0.7	1.8
Dividend paid to AB Volvo's shareholders	0.0	0.0	(3.4)	(3.4)
Other	0.1	0.0	0.1	0.0
Change in liquid funds excl translation differences	0.9	(1.2)	1.2	(2.2)
Translation difference on liquid funds	(0.3)	0.1	(0.4)	(0.4)
Change in liquid funds	0.6	(1.1)	0.8	(2.6)
* excluding Financial Services

Condensed cash-flow statement, Financial Services	Third quarter		First nine months
SEK bn	2003	2002	2003	2002
Cash-flow from operating activities	1.5	0.9	3.6	3.5
Net investments in credit portfolio etc	(0.8)	(1.3)	(4.8)	(6.1)
Cash-flow after net investments	0.7	(0.4)	(1.2)	(2.6)

The Volvo Group's cash flow

Cash flow after net investments, excluding Financial Services, during the third quarter of 2003 was negative in an amount of SEK 0.8 billion. Operating cash flow in the quarter was a negative SEK 0.7 billion (negative: 0.8). The main reason for the negative cash flow is payment of post-employment benefits of SEK 1.0 billion, including a one-time effect of 0.8 billion for contribution to the US pension plans. Excluding this one-time effect the quarterly operating cash flow is SEK 0 billion, which is somewhat stronger than the same period last year. The third quarter was affected by the vacation period and by inventory build-up. The ongoing capital rationalization project within the Volvo Group is progressing well.

Cash flow after net investments within Financial Services amounted to SEK 0.7 billion in the quarter (negative: 0.4).

Net borrowing increased during the third quarter by SEK 0.3 billion. During the same period, total liquid funds increased by SEK 0.6 billion and amounted to SEK 26.3 billion as of September 30, 2003.

Financial review by business area
Net sales	Third quarter		First nine months		Change
SEK M	2003	2002	2003	2002	in %
Trucks	26 925	28 507	83 731	87 619	(4)
Buses	2 824	2 876	8 877	10 183	(13)
Construction Equipment	5 621	5 061	16 655	15 725	6
Volvo Penta	1 806	1 735	5 745	5 946	(3)
Volvo Aero	1 829	1 961	5 936	6 784	(13)
Other	1 506	1 384	5 091	4 946	3
Net sales	40 511	41 524	126 035	131 203	(4)

Operating income	Third quarter		First nine months		12 months
SEK M	2003	2002	2003	2002	moving values
Trucks	944	673	2 494	682	3 001
Buses	(93)	(84)	(265)	(127)	(232)
Construction Equipment	210	120	775	453	728
Volvo Penta	153	117	524	488	683
Volvo Aero	(2)	(72)	3	46	(38)
Financial Services	242	126	675	361	804
Other	163	(63)	562	111	645
Operating income	1 617	817	4 768	2 014	5 591

Operating margin	Third quarter		First nine months		12 months
%	2003	2002	2003	2002	moving values
Trucks	3.5	2.4	3.0	0.8	2.6
Buses	(3.3)	(2.9)	(3.0)	(1.2)	(1.8)
Construction Equipment	3.7	2.4	4.7	2.9	3.3
Volvo Penta	8.5	6.7	9.1	8.2	9.1
Volvo Aero	(0.1)	(3.7)	0.1	0.7	(0.5)
Operating margin	4.0	2.0	3.8	1.5	3.3

Trucks
Net sales by market area	Third quarter		First nine months		Change
SEK M	2003	2002	2003	2002	in %
Europe	15 677	15 156	50 230	48 512	+4
North America	6 833	9 181	20 893	26 551	(21)
South America	923	789	2 288	2 526	(9)
Asia	2 021	1 438	5 819	4 082	+43
Other markets	1 471	1 943	4 501	5 948	(24)
Total	26 925	28 507	83 731	87 619	(4)

Total market

The total market for heavy trucks in Western Europe was unchanged during the first eight months of 2003, compared with the corresponding period in the preceding year. The market in the UK rose by 13% and in Germany by 3%. Italy and France fell 18% and 8%, respectively (through August). Eastern Europe continues to show a positive trend.

The market for heavy trucks in the US (Class 8) declined by 7% during the first nine months of 2003 compared with the year-earlier period. The comparison is affected by the advance purchases made by large customers prior to the new emissions standards becoming effective in October 2002. However, the trend during the third quarter shows certain positive signs, and the number of accumulated orders in the industry through September 2003 is at the same level as in the preceding year. The market for heavy trucks in Brazil rose by 28% compared with a year earlier (through September).

Deliveries

Total deliveries from the Group's truck operations amounted to 32,622 vehicles in the third quarter of 2003, a decline of 13% compared with the year-earlier period. In Europe, 18,126 trucks were delivered, compared with 20,338 trucks in 2002. Deliveries in North America were down 25% compared with the year-earlier period and totaled 8,250 trucks. Deliveries in Asia, including the Middle East continued to develop favorably.

During the first nine months of 2003, Volvo Trucks delivered a total of 52,537 trucks, an increase of 6% compared with a year earlier. Europe rose 3%, North America 3% and Asia 31%. The increase in Europe is due to reduced deliveries during the first quarter of 2002 in conjunction with a production changeover to the new Volvo FH and FM models. The strong development in Asia is largely based on considerable increases in Iran.

Renault Trucks' deliveries during the first nine months of 2003 amounted to 42,077 vehicles, 10% below the year-earlier period. Deliveries to Eastern Europe increased by 16% (up 33% in Poland). In Western Europe deliveries of Renault trucks decreased by 15% in France, 1% in the UK and by 7% in Belgium while deliveries in Germany were up 8%. In markets outside Europe, deliveries slowed down by 15%, although sales of CKD kits (Completely Knocked Down) have increased by 9%.

Mack deliveries were down to 13,689 trucks in the first nine months, compared with 18,735 trucks a year earlier. In response to sluggish market conditions, the Macungie assembly plant took two unscheduled non-production weeks in September. The decline was also partly related to competition from truck OEMs able to offer engines that are not compliant with the EPA '02 emission requirements as well as the transition to Mack production at the New River Valley plant in the first half of 2003.

Order situation

Volvo Trucks' total order intake was up by 21%, compared with the third quarter in 2002. Volvo's order intake in Europe for the third quarter was up by 6% over the year-earlier period, the increase was mainly related to Eastern Europe. In North America, order intake doubled compared with the year-earlier period, largely an effect of the pre-buy effect during the first six months of 2002. Volvo's order intake in Asia was up 46% for the third quarter, mainly due to a positive development in Iran.

The order intake for Renault Trucks declined noticeably during the first half of this year. However, orders picked up somewhat in the third quarter. The order intake level is increasing in Spain (+27%), in France (+8%) and in other markets for both complete trucks and CKD kits (+30%) compared with the same period last year. Order intake in Eastern Europe declined by 17%.

Order activity in the third quarter for Mack was up 25% over the second quarter. However, through the third quarter of 2003, Mack order intake was up 45% from the same period in 2002 - with the comparison reflecting the significant EPA '02 pre-buying activity last year.

Market shares

The combined market share for heavy trucks in Western Europe for the truck operations of the Volvo Group through August was unchanged compared with the year-earlier period at a level of 27.0%. Volvo Trucks' share of the market increased to 15.3% (13.7) in the heavy class as a result of the successful new product range. Renault Trucks' share of the market declined in the heavy-duty segment, down 1.5 points compared with the year-earlier period.

In North America, the combined market share in the US class 8 declined to 19.8% (21.9). Volvo's market shares through September amounted to 9.6% (8.0). This increase was due to a high demand for the new Volvo VN. Mack's share of the market fell to 10.2% (13.9) in the first nine months of 2003. This decrease is an effect of a general decline in the segments for both vocational trucks and economic haul trucks. Mack has been able to retain its leadership position in its core segments of construction and refuse, amid lower volumes in those segments compared with a year ago.

In Brazil, Volvo continued to be the market leader.

Financial performance

Net sales for the third quarter amounted to SEK 26,925 M, compared with SEK 28,507 M in the year-earlier period. Adjusted for currency effects sales were on the same level as in 2002. Operating income for the third quarter of 2003 was SEK 944 M (673). The improvement across the three truck brands, Mack, Renault and Volvo, is largely related to increased margins due to price realization and cost rationalization. These positive effects were partly offset by negative currency effects and higher costs for research and development. Earnings improved in North America, where profitability developed favorably for both Volvo and Mack despite adverse market conditions. In Europe, Volvo Trucks' strong performance continued and both Renault Trucks and Volvo Trucks reported improved earnings.

New products and other events

During the autumn, Volvo Trucks introduced an entirely new truck, the Volvo VM for the South American market in the 17 to 23-ton class. In addition, a new generation of the Volvo NH (South America) was launched. The new model was received highly positively by the press and customers. With these introductions, the entire Volvo Trucks product program has been renewed since 2000. This year also marks ten years since the presentation of the Volvo FH, which was the first model based on the new global product platform. A total of more than 450,000 trucks based on this technology have been delivered, which is a very high number in the heavy truck industry.

Renault introduced a new light truck, the new generation of the Renault Master, during the quarter. The Renault Master features new exterior and interior design, new engines and improved performance. The new Renault Master is accompanied by new service offers to reinforce and improve Renault Trucks' market share in the less than 3.5-ton segment.

Due to the success of the Granite model in the vocational truck market, Mack announced that it would end production of its RD model at the end of 2003 - further streamlining its product line-up while addressing a broader range of applications.

Buses

Net sales by market area	Third quarter		First nine months		Change
SEK M	2003	2002	2003	2002	in %
Europe	1 387	1 293	4 941	5 034	(2)
North America	819	975	2 292	2 915	(21)
South America	90	56	225	252	(11)
Asia	349	431	955	1 397	(32)
Other markets	179	121	464	585	(21)
Total	2 824	2 876	8 877	10 183	(13)

Total market

There are still regional differences in market trends worldwide. However, the tourist bus market globally remains very low, particularly in North America and Europe. The total market in Europe is weak, attributable mainly to Central Europe. Strong price pressures continue to prevail. The markets in Asia, Hong Kong and Singapore are still on a low level, while a positive trend is noted in China. The market is stable in Mexico. The market in South America is weak, but shows a tendency toward recovery. Increased market activities can be noted in most regions.

Order situation

The third quarter was characterized by a small increase in order bookings, but at a continued low level. Increases were noted primarily within Europe, Asia Pacific and South America, while declines were posted in the US/Canada and Mexico.

The order backlog rose since the second quarter, but is notably lower than a year earlier. Order bookings totaled 2,158 orders (2,400). The backlog at the end of the period is 3,496 orders, a decline compared with the corresponding period in the preceding year, 4,378 orders.

Deliveries

During the third quarter, Volvo Buses delivered 1,823 buses (1,894). Higher volumes were noted mainly in Mexico and within Europe.

Market shares

Volvo's market share in Europe was retained at a level of about 15% during the period. Markets in the Nordic region and Southern Europe rose, while markets in Central Europe declined. A sharp rise could be noted in the Mexican intercity/coach market. There was also continued favorable development in China, as well as in Asia in total.

Financial performance

Net sales in the third quarter amounted to SEK 2,824 M (2,876), corresponding to a decline of 2%, however adjusted for currency effects sales grew by 8%. The operating loss increased somewhat compared with a year earlier to SEK 93 M (loss: 84). The result is still unsatisfactory.

Earnings were affected adversely by poor capacity utilization in the plants, price pressures and currency effects.

In focus

Volvo Buses is continuing to implement an intense program to achieve profitability. The focus is on Europe and South America, where capacity is being reduced based on current order bookings. The restructuring efforts in Mexico and North America have yielded the expected results. Introductions of the global product platforms are being made in the South America, Mexico and Asia regions. Work to significantly improve cash flow and tied-up capital is proceeding as planned.

Construction Equipment
Net sales by market area	Third quarter		First nine months		Change
SEK M	2003	2002	2003	2002	in %
Europe	2 875	2 634	8 780	7 917	+11
North America	1 462	1 444	4 177	4 605	(9)
South America	168	161	424	508	(17)
Asia	898	689	2 590	2 197	+18
Other markets	218	133	684	498	+37
Total	5 621	5 061	16 655	15 725	+6

Total market

The total world market for heavy and compact construction equipment, within Volvo CE's product range, increased by 6% during the third quarter, compared with the corresponding period in the preceding year. In North America the market was up 14%, Western Europe was down 4% while other markets were up 10%, strongly driven by China, up 45%, Eastern Europe, up 48% and Africa 33%.

The increase in the total market is mainly driven by heavy construction equipment that rose 11% during the third quarter compared with a year earlier. The North American market for heavy equipment was up 12%, Europe was down 6% and other markets were up 20%.

The world market for compact equipment increased 1% during the quarter. The North American market was up 16%, while Europe and other markets were down 4% and 1%, respectively.

Market share

Compared with the year earlier period, Volvo CE was able to increase its share of the total market in several important product and geographical areas, mainly due to recently launched products equipped with new fuel-efficient and environmentally friendly Volvo engines.

Order situation

The order situation remains strong. The value of the order backlog at September 30 was approximately 25% higher than on the same date in 2002. Compared with midyear 2003, the value of the order book was flat, however with an unfavorable product mix and a negative currency effect.

Financial performance

Volvo CE's net sales increased by 11% and amounted to SEK 5,621 M (5,061) during the third quarter. Operating income increased by 75% during the quarter to SEK 210 M (120). The operating margin was 3.7%. The improvement in sales and operating income was mainly due to higher volumes.

Product introductions and other events

Volvo CE has over the last 18 months launched more than 40 new products to the market. The product portfolio is now in a very good competitive position. Volvo CE Rents now has 41 stores open and another 57 under contract or development agreement.

Volvo Penta

Net sales by market area	Third quarter		First nine months		Change
SEK M	2003	2002	2003	2002	in %
Europe	913	873	3 212	3 078	+4
North America	569	568	1 611	1 808	(11)
South America	29	19	99	82	+21
Asia	249	232	679	848	(20)
Other markets	46	43	144	130	+11
Total	1 806	1 735	5 745	5 946	(3)

Total market

Compared with the year-earlier period, the global demand for marine and industrial engines increased somewhat during the first nine months of the year. However, the increase is relatively modest in Europe and North America. Demand for industrial engines is rising in Asia. In China, demand for commercial marine engines has risen strongly in recent years, and today China is one of the world's largest markets in this segment.

Order situation

Volvo Penta's order bookings during the first nine months remained at high levels. Europe posted a strong order intake during the entire year, and increased activity was also noted during the third quarter in North America, particularly for stern drive engines. Order bookings for industrial engines and commercial marine engines in China were strong during the entire year. A positive trend was also noted in Turkey and Lebanon.

Market share

Volvo Penta is retaining its strong position in industrial engine markets in Europe. In the US, sales accelerated upward as a result of increased order bookings from one of the largest genset producers in the US. Market shares in the marine sector in Europe remained high. Increased demand for Volvo Penta's marine diesel engines in the US resulted in strengthened market shares in the inboard segment.

Financial performance

The strong earnings performance in recent years for Volvo Penta continued during the third quarter this year. Operating income during the quarter amounted to SEK 153 M (117), which was an increase of more than 30% and the best result in Volvo Penta's history. The operating margin for the quarter was 8.5% (6.7)

Despite the sharply weaker USD, which adversely affected operating income and sales, Volvo Penta continued to increase its net sales. Total sales in the third quarter amounted to SEK 1,806 M, compared with SEK 1,735 M in the year-earlier period, corresponding to an increase of 4%. Sales distributed among Volvo Penta's three business segments were as follows: Marine Leisure SEK 1,095 M (1,074), Marine Commercial SEK 220 M (216) and Industrial SEK 491 M (445).

New products

In its largest product introduction to date, Volvo Penta launched a number of global innovations during the third quarter, particularly within Leisure Marine. The new medium-heavy 210-hp D4 and 310-hp D6 diesel engines, manufactured in the plant in Vara, Sweden, represent a substantial strengthening of Volvo Penta's customer offering. A total of about SEK 600 M was invested in this program, which features a number of entirely new technical solutions. The new engines, for which Volvo Penta also developed entirely new stern drives and propellers, have already been well received by customers and the trade press.

Volvo Penta is also launching the D3, which is a marine version based on Volvo Cars' diesel engine platform. This new engine, available in 130- and 160-hp versions, offers such favorable properties in terms of performance and fuel economy that in the long term it could become an alternative to outboard engines.

The D3, D4 and D6 are controlled by Volvo Penta's new electronic EVC (Electronic Vessel Control) system, a common system for fast and reliable data transfer.

Volvo Aero
Net sales by market area	Third quarter		First nine months		Change
SEK M	2003	2002	2003	2002	in %
Europe	874	781	2 941	2 730	+8
North America	792	987	2 439	3 447	(29)
South America	33	34	118	129	(9)
Asia	116	145	332	396	(16)
Other markets	14	14	106	82	+29
Total	1 829	1 961	5 936	6 784	(13)

Total market

World airline passenger traffic declined by 0.6% in August and was down 4.3% through the first eight months of the year. US air traffic declined by 1.9% in August after a 0.5% increase in July. European air traffic grew by 3.3% in August after a 1.9% increase in July. Asia-Pacific carriers continued to report negative traffic growth, down 4.7% in August compared with a decline of 11.9% in July.

Airbus and Boeing received orders for 32 commercial aircraft in August. This brought order bookings in the first eight months of this year to 393, up 21% compared with the year-earlier period. The number of deliveries during the same time period was 359 aircraft, down 23% from last year. The backlog position remained flat at 2,662 aircraft, with the number of deliveries and orders about equal. The commercial aircraft market is expected to stay tough through 2004. US airlines are in no shape to order new aircraft and there are still a large number of parked aircraft.

Order situation

As a result of the crisis in the aviation industry, orders for components to new aircraft engines and spare parts continued to decline further during the year. Volvo Aero retains its assessment that the number of new aircraft deliveries will not gain pace until 2006. Reduced travel has also heavily affected the spare parts market and the need for engine overhauls. A recovery in the aftermarket is not expected until 2004, at the earliest.

Financial performance

As a consequence of the continued decline within the international aviation industry, Volvo Aero's sales decreased during the third quarter to SEK 1,829 M, down about 7% compared with the year-earlier period. The sales decline during the third quarter is attributable to a combination of lower volumes and the falling USD exchange rate.

The operating loss was SEK 2 M, compared with a loss of SEK 72 M a year earlier. Operating margin was a negative 0.1% (neg. 3.7). Profitability still remains unfavorable in Engine Services, Volvo Aero Services and stationary gas turbines (LMGT). However the manufacture of components for commercial aircraft engines and the military operations reported relatively favorable results.

To align operations to a continued low level, Volvo Aero in May served notices of termination to 250 employees in Trollhättan. On October 20, the company reported that negotiations with the unions were concluded and that 241 persons will leave the company.

New orders

Skyways Express and Volvo Aero have signed an agreement whereby Volvo Aero will become Skyways' exclusive supplier of engine overhaul and equipment maintenance services for the PW125 engines. The agreement, estimated to be worth at least SEK 100 M to Volvo Aero, is valid until 2005. The agreement is based on a price per hour of flying time and gives Volvo Aero total responsibility for the customer's fleet of aircraft powered by PW125 engines.

In his declaration at the opening of the Swedish Parliament in September, the Swedish Prime Minister stated that the Ariane program would continue to receive government support, which was of major importance to Volvo Aero with its space operations of about 130 employees.

During the period, Volvo Aero delivered the first component for the GP7000, one of the engine alternatives for the Airbus A380 superjumbo. Work with producing the low-pressure turbine housing, was carried out in just six months from the time the contract was signed to first delivery.

Financial Services

New financing

The total volume of new retail financing during the third quarter of 2003 amounted to SEK 6.9 billion, which was SEK 0.4 billion higher than the same quarter last year. Total number of units financed during the quarter was 7,883 with an average financing volume per unit of SEK 0.87 M. For the isolated quarter, Volvo Trucks accounted for 51% (48) of the volume, Volvo Construction Equipment for 18% (17), Renault Trucks for 16% (13), Buses for 5% (8) and Mack Trucks for 8% (12).

In the markets where financial services are offered, the average penetration during the third quarter was 33% for Volvo Trucks, 44% for Construction Equipment, 14% for Volvo Buses, 19% for Renault Trucks and 14% for Mack Trucks. This quarter experienced new highs for Renault and Mack penetration as VFS is emphasizing further development of the Renault and Mack financing markets. Expressed as an average, Volvo Financial Services (VFS) financed 26% of the Group's products sold in the markets where financing is offered.

Total assets

Total assets as of September 30, 2003 amounted to SEK 65 billion (69), of which SEK 58 billion (61) was in the net credit portfolio. Adjusted for the effects of foreign exchange movements, the credit portfolio grew by 2.0% during the first nine months, compared with a growth of 5.0% during the year-earlier period. The credit portfolio consists of 55% Volvo Trucks, 17% Construction Equipment, 9% Buses, 11% Renault Trucks and 6% Mack Trucks. The remaining 2% is mainly related to Volvo Aero and Volvo Penta.

Financial performance

Operating income for the third quarter amounted to SEK 242 M (126) compared with second quarter earnings in 2003 of SEK 221 M (120). Return on equity calculated as a 12 month moving average was 9.0% (3.8) with an end-of-period equity ratio of 12.2% (10.9).

Write-offs for the third quarter 2003 amounted to SEK 166 M (243) resulting in a write-off ratio for the quarter of 1.1%. The annualized write-off ratio year to date was 1.6% (1.3). Total credit reserves amounted to SEK 1,254 M at the end of September, and the credit reserve ratio remained unchanged at 2.1%.

During the third quarter of 2003, VFS improved profitability with successes on several fronts. In North and South America, the customer finance operations are producing stable results despite an economically sensitive environment. Europe and the other international regions continue to improve profitability year over year as do the treasury operations. During the fourth quarter VFS will remain focused on the profitable growth of the portfolio, operational efficiency, and customer satisfaction in order to continue the positive trends we have seen this quarter in market share and profitability.

Number of employees

As of September 30, 2003, the Volvo Group had 75,403 employees, compared with 71,156 at the end of 2002. The increase relates to the consolidation of the acquired operations from Bilia, Brazilian truck dealers, and to the proportionate consolidation of the Chinese joint ventures, Sunwin Bus and Xian Silverbus.

Göteborg, October 23, 2003.

AB Volvo (publ)

Leif Johansson

President and CEO

This report has not been reviewed by AB Volvo's auditors.
Quarterly figures
Volvo Group
SEK M unless otherwise specified	3/2002	4/2002	1/2003	2/2003	3/2003
Net sales	41 524	45 877	40 931	44 593	40 511
Cost of sales	(34 090)	(37 598)	(33 314)	(35 998)	(32 528)
Gross income	7 434	8 279	7 617	8 595	7 983
Research and development expenses	(1 335)	(1 656)	(1 769)	(1 664)	(1 683)
Selling expenses	(3 612)	(4 197)	(3 597)	(3 789)	(3 960)
Administrative expenses	(1 474)	(1 258)	(1 304)	(1 282)	(1 285)
Other operating income and expenses	(378)	(559)	(258)	(325)	185
Income from Financial Services*	126	129	212	221	242
Income from investments in associated companies	59	98	2	3	163
Income from other investments	(3)	(13)	6	483	(28)
Operating income	817	823	909	2 242	1 617
Interest income and similar credits	308	359	284	382	255
Interest expenses and similar charges	(428)	(428)	(451)	(552)	(517)
Other financial income and expenses	(113)	(17)	15	(29)	(57)
Income after financial items	584	737	757	2 043	1 298
Taxes	(158)	(102)	(244)	(321)	(327)
Minority interests	(5)	3	(7)	0	(15)
Net income	421	638	506	1 722	956

Depreciation and amortization included above
Volvo Group excl Financial Services	1 960	1 669	1 718	1 777	1 909
Financial Services	712	877	738	728	755
Total	2 672	2 546	2 456	2 505	2 664

Income per share, SEK	1.00	1.50	1.20	4.10	2.30
Average number of shares, million	419.4	419.4	419.4	419.4	419.4
* Financial Services reported in accordance with the equity method.
Income per share is calculated as net income divided by the weighted average number of shares outstanding during the period.

Key operating ratios
%	3/2002	4/2002	1/2003	2/2003	3/2003
Gross margin	17.9	18.0	18.6	19.3	19.7
Research and development expenses in % of net sales	3.2	3.6	4.3	3.7	4.2
Selling expenses in % of net sales	8.7	9.1	8.8	8.5	9.8
Administrative expenses in % of net sales	3.5	2.7	3.2	2.9	3.2
Operating margin	2.0	1.8	2.2	5.0	4.0

Net sales
SEK M	3/2002	4/2002	1/2003	2/2003	3/2003
Trucks	28 507	31 133	27 393	29 413	26 925
Buses	2 876	3 852	2 966	3 087	2 824
Construction Equipment	5 061	5 287	4 782	6 252	5 621
Volvo Penta	1 735	1 723	1 908	2 031	1 806
Volvo Aero	1 961	2 053	2 244	1 863	1 829
Other	1 384	1 829	1 638	1 947	1 506
Net sales	41 524	45 877	40 931	44 593	40 511

Operating income
SEK M	3/2002	4/2002	1/2003	2/2003	3/2003
Trucks	673	507	527	1 023	944
Buses	(84)	33	(83)	(89)	(93)
Construction Equipment	120	(47)	140	425	210
Volvo Penta	117	159	159	212	153
Volvo Aero	(72)	(41)	(6)	11	(2)
Financial Services	126	129	212	221	242
Other	(63)	83	(40)	439	163
Operating income	817	823	909	2 242	1 617

Operating margins
%	3/2002	4/2002	1/2003	2/2003	3/2003
Trucks	2.4	1.6	1.9	3.5	3.5
Buses	(2.9)	0.9	(2.8)	(2.9)	(3.3)
Construction Equipment	2.4	(0.9)	2.9	6.8	3.7
Volvo Penta	6.7	9.2	8.3	10.4	8.5
Volvo Aero	(3.7)	(2.0)	(0.3)	0.6	(0.1)
Operating margin	2.0	1.8	2.2	5.0	4.0

Accounting principles

With exception of accounting changes described below, Volvo has applied the accounting principles described in Note 1 of the Volvo Group's 2002 annual report in the preparation of this report.

Change of accounting principles in 2003

Effective in 2003, Volvo has adopted RR29 Employee benefits in its financial reporting. RR29 Employee benefits, which was issued by the Swedish Financial Accounting Standards Council in December 2002, conforms in all significant respects with IAS19 Employee benefits issued earlier by the International Accounting Standards Committee (IASC). By adoption of RR29, defined benefit plans for pensions and health-care benefits in all the Group's subsidiaries are accounted for with consistent principles. In Volvo's financial reporting up to 2002, such plans have been accounted for by applying the local rules and directives in each country. In accordance with the transition rules of the new standard, a transitional liability has been established as per January 1, 2003, determined in accordance with RR29. This transitional liability has been determined to exceed the liability recognized as per December 31, 2002, in accordance with earlier principles by SEK 1.8 billion. The excess liability has consequently been recognized as per January 1, 2003, as an increase of provisions for post employment benefits and a corresponding decrease of shareholders' equity. In accordance with the transition rules of the new standard, Volvo has not restated figures for earlier years in accordance with the new accounting standard. Because the Group's subsidiaries up to 2002 have been applying local rules in each country, the impact of adopting RR29 differs for different countries of operations. Compared with earlier accounting principles in Sweden, the adoption of RR29 has mainly had the effect that plan assets invested in Volvo's Swedish pension foundation as from 2003 are accounted for at a long-term expected return rather than being revalued on each closing date to fair value. For Volvo's subsidiaries in the United States, differences relate to accounting for past service costs and the fact that RR29 does not include rules about minimum liability adjustments.

Effective in 2003, Volvo has adopted RR27 Financial instrument: Disclosure and presentation, which conforms to a large extent with IAS32 issued by the International Accounting Standards Board (IASB). The adoption of RR27 has affected the balance sheet presentation of certain derivative instruments that are used to manage financial risks related to financial assets and liabilities. According to RR27, derivative instruments with unrealized gains should be presented as assets and derivative instruments with unrealized losses should be presented as liabilities. According to Volvo's earlier accounting principles, derivative instruments used for management of financial assets were reported as assets and derivative instruments used for management of financial liabilities were reported as liabilities. As a consequence of adoption of the presentation principles in RR27, the Volvo Group's assets increased by SEK 3,4 billion (included in "Short-term interest bearing receivables") and the Group's liabilities increased with the corresponding amounts (included in "Loans").

Options to senior executives in the Volvo Group

Allotment in the personnel stock options program for 2002

Allotment has been made with regard to the personnel stock options program for 2002 after fulfillment of financial targets set, and through which senior executives in the Volvo Group are allotted options on B shares in AB Volvo.

A total of about 1,125,000 options were allotted to 148 senior executives within the Volvo Group, of which CEO and President Leif Johansson received 50,000 options. The size of the allotment was determined by how well certain financial goals for 2002 were achieved. The options have an exercise price of SEK 163, corresponding to an average price for the Volvo B shares during the period April 28-30, 2003 and a theoretical value in accordance with the Black & Scholes options model amounting to SEK 32.

The lifetime of the options is five years and each option provides the executive the right from May 2, 2006 to May 1, 2008 to acquire a B share in Volvo for SEK 163, alternatively receive shares at the value corresponding to the difference between the actual market price and the established exercise price.

The senior executives do not make any payment for the options. The options are not transferable and are invalidated if the senior executive resigns from the company on his own accord during the lifetime of the options. The options program involves solely existing shares and accordingly does not result in any dilution for current shareholders. Volvo has not hedged its commitments for price increases and social fees.

Renewal of the personnel stock options program for 2003

The Board of AB Volvo decided to renew the personnel stock options program established in 2000, and renewed in 2001 and 2002, and through which senior executives in the Volvo Group are allotted options on B shares in AB Volvo. The renewed program involves approximately 150 senior executives. The allotment can be a maximum of 1,135,000 options, of which the CEO and President Leif Johansson may receive a maximum of 50,000 options. The size of the allotment is determined by how well certain financial goals for 2003 are achieved. It is expected that the options will be allotted in April or May 2004 if the financial targets are met.

Units invoiced Trucks	Third quarter 2003	Third quarter 2002	First nine months 2003	First nine months 2002	Change in %
Europe	18,126	20,338	65 102	68 086	(4)
Western Europe	15,952	18,212	58 556	62 135	(6)
Eastern Europe	2,174	2,126	6 546	5 951	10
North America	8,250	11,043	24 560	29 077	(16)
South America	1,476	1,423	3 946	3 952	(0)
Asia	3,289	2,210	9 454	6 184	53
Other markets	1,481	2,501	5 241	7 319	(28)
Total, Trucks	32,622	37,515	108 303	114 618	(6)

Mack Trucks	Third quarter 2003	Third quarter 2002	First nine months 2003	First nine months 2002	Change in %
North America	3,839	6,513	12 441	17 543	(29)
South America	93	133	277	467	(41)
Asia	24	6	71	10	610
Other markets	323	274	900	715	26
Total	4,279	6 926	13 689	18 735	(27)

Renault Trucks	Third quarter 2003	Third quarter 2002	First nine months 2003	First nine months 2002	Change in %
Europe	10,237	11,891	37 964	41 651	(9)
Western Europe	9,335	11,003	35 000	39 092	(10)
Eastern Europe	902	888	2 964	2 559	16
North America	81		228		n/a
South America	51		111		n/a
Asia	608	134	1 668	272	513
Other markets	473	1,620	2 106	4 584	(54)
Total	11,450	13,645	42 077	46 507	(10)

Volvo Trucks	Third quarter 2003	Third quarter 2002	First nine months 2003	First nine months 2002	Change in %
Europe	7,888	8,446	27 137	26 434	3
Western Europe	6,616	7,208	23 555	23 042	2
Eastern Europe	1,272	1,238	3 582	3 392	6
North America	4,330	4,530	11 891	11 534	3
South America	1,332	1,290	3 558	3 485	2
Asia	2,657	2,070	7 715	5 902	31
Other markets	686	608	2 236	2 021	11
Total	16,893	16,944	52 537	49 376	6

Units invoiced, buses/bus chassis	Third quarter 2003	Third quarter 2002	First nine months 2003	First nine months 2002	Change in %
Europe	642	560	2,256	2,310	(2)
Western Europe	565	522	2,088	2,122	(2)
Eastern Europe	77	38	168	188	(11)
North America	437	460	1,145	1,440	(21)
South America	111	138	240	348	(31)
Asia	503	662	1,450	1,750	(17)
Other markets	130	74	383	459	(17)
Total, buses/bus chassis	1,823	1,894	5,474	6,307	(13)